Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines AAdvantage

Your year-to-date account overview as of March 30, 2013:

Prize-eligible Miles:
Elite-qualifying Miles:
Elite-qualifying Points:
Elite-qualifying Segments:
Last activity date:

Visit AA.com for your latest mileage balance.
Unused miles will expire after 18 months of inactivity.

Dear

Starting this spring, Asia is a little bit closer. We're excited to begin nonstop service to Seoul, South Korea, from Dallas/Fort Worth and are celebrating with AAdvantage® bonus miles – read more about it inside. I'm personally looking forward to exploring the city's palaces (especially Gyeongbokgung) and taking my time wandering through Namsangol Hanok Maeul and the Seoul Museum of Art. What can't you wait to see?

Speaking of traveling, our new Award Map just made it easier than ever to redeem your AAdvantage miles for flights. For the first time, you can search based on the number of miles you want to use. Thinking about a beach getaway next month for just 25,000 miles? Or skiing fresh powder next winter? We'll show you a list of places all over the world you can choose from – and if you don't have quite enough miles to reach your desired destination, it's easy to purchase them from the search results page. See how simple it is to plan your next trip at **aa.com/awardmap**.

What's more, the number of destinations we serve will soon grow even larger. You have heard our exciting and historic news as we and US Airways announce plans to come together to create a new American Airlines. Ultimately, the combined company is expected to offer more opportunities to earn and redeem miles from an expanded global network of routes and partnerships. Learn more about the new American at **aa.com/arriving**.

Happy travels,

Suzanne L. Rubin
President, AAdvantage® Loyalty Program
American Airlines, Inc.

Purchase an Admirals Club lounge membership and receive 3,000 AAdvantage miles.

Experience unparalleled service and comfort in an American Airlines Admirals Club® lounge. All lounges are equipped with complimentary Wi-Fi service and PCs with Internet access. Plus, you will enjoy complimentary house wine, beer, spirits, coffee, tea, soft drinks and light snacks. Purchase online by June 30, 2013, at **aa.com/admiralsclubaadv** and use promo code **QPA13** to receive your AAdvantage miles.

Malaysia Airlines

We now offer more routes to Southeast Asia and beyond with our enhanced codeshare relationship with **one**world® member Malaysia Airlines. Plus, AAdvantage members will be able to earn and redeem AAdvantage miles on Malaysia Airlines flights. Miles you earn will count toward elite status qualification. Learn more at **aa.com/malaysiaairlines**.

68840001-013-00000002

10100415/0413/PLT

The new American is arriving.

In our plans to combine with US Airways, we'll continue bringing you the unparalleled service and rewards you're accustomed to as an AAdvantage member. At this time, we will remain separate companies; each airline will maintain its current loyalty program. Your AAdvantage miles, elite qualifying miles, points and segments and elite status membership are secure and remain intact. You'll continue to earn miles through existing AAdvantage participating companies and be able to redeem those miles for the same great awards.

As a combined airline, we plan to offer more opportunities to earn and redeem miles from an expanded global network, and provide unmatched redemption options including flights, hotels, car rentals, vacation packages, club memberships and more.*

Visit **aa.com/arriving** for more details.

American Airlines

U·S AIRWAYS

* American and US Airways expect to file documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read these documents carefully and in their entirety when they become available because they will contain important information about the proposed transaction. US Airways, American and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of American and US Airways is set forth in the companies' filings with the SEC, including their respective Annual Reports on Form 10-K. Documents filed with the SEC by American and US Airways are available at the SEC's website at **sec.gov**. Copies of the documents filed with the SEC by US Airways can also be obtained free of charge on US Airways' website at **usairways.com**. Copies of the documents filed with the SEC by American can be obtained free of charge on American's website at **aa.com**. Also see **newamericanarriving.com** for more important information about the proposed transaction.

American Airlines AAdvantage Reservations/Customer Service **1-800-882-8880**

Teletypewriter Service for the Hearing Impaired **1-800-543-1586**

American Airlines reserves the right, in its discretion, to change AAdvantage program rules, regulations, travel awards and offers at any time without notice, including the right to, among other things, (1) modify or cancel any award or offer, (2) change program benefits, mileage levels or rules related to mileage credits or travel awards or (3) add embargo dates, limit award travel seat availability or otherwise restrict travel awards or offers. American may make these changes even if use of accumulated mileage credits or awards is affected. The accumulation of mileage credits does not entitle members to any vested rights. Members may not rely upon the continued availability of any award or award level and may not be able to obtain all offered awards for all destinations or on all flights. American further reserves the right to end the AAdvantage program upon six months' notice. AAdvantage travel awards, mileage accrual and special offers are subject to government regulations. Unless specified, AAdvantage miles earned through promotions/offers do not count toward elite status qualification or Million Miler℠ status. American is not responsible for products and services offered by other participating companies. Any applicable fees, taxes or charges (whether enacted by a governmental authority or otherwise) are the responsibility of the passenger and/or the member. Schedules are subject to change without notice. Service is subject to government approval. All dollar amounts are stated in U.S. dollars, unless otherwise noted. For complete AAdvantage program details, visit **aa.com/aadvantage**. American Airlines, American Eagle, American Connection, AAdvantage, Admirals Club, AA.com, Million Miler and the Flight Symbol logo are marks of American Airlines, Inc. A portion or all travel booked on American Airlines may be operated by American Eagle or American Connection. American Eagle is operated by American Eagle Airlines, Inc., or Executive Airlines, Inc., Skywest Airlines, Inc., or ExpressJet Airlines, Inc. American Connection service is operated by independent contractor Chautauqua Airlines, Inc. American Eagle and American Connection are registered trademarks of American Airlines, Inc. All other trademarks referenced are trademarks of their respective companies. **one**world is a mark of the **one**world Alliance, LLC.

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American Airlines
AAdvantage
April 2013
Seoul, South Korea
oneworld

A modern city, built on tradition. Exploring SEoul, South KorEA. Of the more than 250 destinations we fly to, our newest has to be one of the most intriguing. Seoul blends the old with the new to create a unique and vibrant city. From palaces to temples, markets and indie clubs, there is so much to see and do in South Korea’s modern metropolis. Hongdae Area The Hongdae area gets its name from nearby Hongik University, which is known for its prestigious art college. Filled with cafes, clubs, street performers, art galleries and shops, Hongdae is a haven for Seoul’s indie music, art and youth scene. This is the best place to catch an up-and-coming rock band or find the best new nightspot. The last Friday of each month is “Club Day,” when you can purchase a single wristband to get into the several participating clubs for free. “Sound Day,” the musical equivalent of “Club Day,” happens the second Friday of each month. And every Saturday and Sunday, the area holds artist markets where travelers and locals can shop for one-of-a-kind, handmade items. No matter the day, there is always something going on in this popular area. Cookin’ Nanta First performed in 1997, Cookin’ Nanta is one of Korea’s most popular and longest-running musicals. A nonverbal show, the performance is about four chefs who are asked to prepare a wedding banquet in a single hour. Music, audience participation, and elements of drama and comedy all come together to tell an energetic story. A must-see for tourists and locals alike, Cookin’ Nanta is performed in three different theaters around Seoul, making this an easy and worthwhile show to catch. Dapsimni Antique Market The Dapsimni Antique Market is the best place to find a souvenir with a little history. Specializing in antique and vintage items, this market is named after the nearby Dapsimni station. The main market is housed in three buildings called 2-Dong Town, 5-Dong Town and 6-Dong Town. Like any market, prices vary from item to item, but visitors are guaranteed to discover something unique here. Pulmuone Kimchi Museum Made from a combination of fermented vegetables and spices, kimchi is Korea’s national dish. Located inside the COEX mall, the Pulmuone Kimchi Museum covers the history, preparation, varieties and just about everything else that concerns this Korean staple. Naturally, the museum also has a tasting room where visitors can sample different varieties and flavors of kimchi. As a bonus, the COEX mall is an attraction in its own right. Asia’s largest underground shopping center, the mall not only houses the Kimchi Museum, but it also has duty-free shopping, more than 800 restaurants, a 17-screen movie theater and more. The National Folk Museum of Korea Situated in the heart of Seoul, the National Folk Museum of Korea isn’t the average museum. The exhibits focus largely on customs and traditions of the Korean people, not just the history of the nation. An afternoon here will leave visitors with a better picture of everyday Korean life, both in the past and today. And if you are traveling with little ones, there is also a children’s portion of the museum specifically designed to engage the minds of the youngest among us. American’s new daily nonstop service between Dallas/Fort Worth and Seoul, South Korea, begins May 9, 2013.

Elevating your experience. Enjoy nEw AmEnitiES And dining optionS on intErnAtionAl flightS. Now when you travel in First Class or Business Class on American’s 777, 767 and 757 aircraft between the U.S. and Europe or Asia, or on long-haul Latin American flights, you’ll enjoy high-quality amenities and fine dining options as part of our new international premium experience. Enhanced Comfort First Class customers will receive a new amenity kit which doubles as a tablet case and features Dermalogica® skincare products. You’ll also appreciate the upgraded closed-toe slippers, an additional pillow and the choice of a specialty mimosa – all designed with your comfort in mind. Updates for Business Class customers include cozy new slippers and a newly updated amenity kit that features Akhassa® cosmetics. Fine Dining and More The new menu selections offered to First and Business Class customers are served on updated modern china with new flatware and upgraded linens. Designed to resemble the personalized service provided in an upscale restaurant, entrees will be hand-delivered upon request. In First Class, you’ll also see new textured placemats, napkin rings and an amuse-bouche, a bite-sized hors d’oeuvre. Entrees and beverages will be hand-delivered upon request and you will also be offered a wine sampling and a tasting card, to assist in your selections. The new menu offers more variety and selection, including a soup option and a customizable pasta entree – a first for an airline. In addition to our signature ice cream sundaes, a breakfast card similar to hotel room service, a pre-landing sweet and spa water are yours to enjoy. Business Class customers also experience new menu selections and a made-to-order sundae from the popular dessert cart. First and Business Class customers on our new 777-300ER aircraft will appreciate the walk-up bar with a selection of snacks, sandwiches and assorted sweets. Elevating Your Travel Experience Along with other updated products and services, the new international premium experience is our latest enhancement designed to modernize your travel experience as part of the new American Airlines. For more information about the international premium experience, visit aa.com/flyincomfort. Sweet potato soup

Design your travel experience.

Did you know that your next flight could be made to order? We've introduced a new way to easily add features to your fare on aa.com so that you choose the benefits and flexibility that best suits your traveling style.

If you are an AAdvantage elite status member, you will receive all the benefits you already enjoy, along with the ability to select additional options, including checking another bag at no charge and changing your flight without a fee.

It's simple to design the travel experience that fits you best. Visit **aa.com/traveloptions** to learn more.

Travel Options

	Choice	Choice Essential	Choice Plus	Business/First
Pre-reserved Seat	✓	✓	✓	✓
No Change Fee[1]	–	✓	✓	**Domestic Only**
Checked Bag	–	1	1	3
Same-day Standby	–	–	✓	✓
Same-day Flight Change[2]	–	–	✓	✓
Premium Beverage[3]	–	–	✓	✓
Group 1 Boarding	–	✓	✓	**Priority Access**
Earn AAdvantage Miles[4]	✓	✓	**50% more**	**25–50% more**
Priority Baggage Delivery	–	–	–	✓

Information is valid for American Airlines, American Eagle® and American Connection® marketed and operated flights. [1]Charges vary depending on the type of ticket purchased. See fare rules for specific itinerary change fees. [2]Subject to inventory availability. [3]Alcohol may not be available on all flights. [4]AAdvantage bonus miles do not count toward elite status qualification and will be calculated at 25–50% of the base miles earned, depending on the fare type selected.

Stretch your legs.

MORE LEGROOM WITH MAIN CABIN EXTRA.



777-300

Now you can stretch out with four to six inches of additional legroom in a Main Cabin Extra seat. In addition to the comfort of extra space, Main Cabin Extra seats are located close to the front of the plane, so you can get on and off faster. You'll also be among the first to board the plane, so you can get settled in earlier.

Booking is Easy

Main Cabin Extra seats are available on 777-300ER, 767-300, 757 and nearly all 737 aircraft. We will continue to enhance additional aircraft, with the majority completed in 2013. Just as with Preferred Seats, you can purchase Main Cabin Extra seats when you book your flight on aa.com, up until the airport cut-off check-in time. They can also be purchased at airport self-service machines and AA Reservations, and through select travel agencies.

AAdvantage elite status members and full-fare customers will receive complimentary access to Main Cabin Extra seating. To celebrate the launch of this new product, AAdvantage Gold and **one**world® Ruby members will have complimentary access through December 31, 2013.

The Focus is on You

Along with our Main Cabin Extra seats, we are focused on enhancing your travel experience by modernizing our fleet, refurbishing Admirals Club® lounges and expanding mobile technology solutions.

For more information about Main Cabin Extra, visit **aa.com/maincabinextra**.

Explore the new Award Map. Have you ever wondered exactly how far your AAdvantage miles will take you? With our new Award Map, it’s easy to search and redeem your miles for travel. You can search for destinations by region or interest, based on how many miles you want to use. Just enter the number of miles you want to redeem and an easy-to-use interactive map will plot all the places you can reach. Don’t have quite enough miles? You can buy the extra miles you need for your trip while you hold your reservation. Visit aa.com/awardmap to learn more and begin traveling the world with your miles. Add your AAdvantage card to Passbook. Looking for easy access to your AAdvantage card? With iOS 6 for iPhone®, you can add your AAdvantage card to your Passbook, allowing you to access all of your loyalty cards in a single app. Passbook gives you convenient access to your AAdvantage account information – see progress on total available mileage balance, number of YTD elite qualifying miles, points and segments. You can also add your mobile boarding pass to Passbook and it will automatically appear on your lock screen prior to your departure time. It will also update you with any departure, gate or seat changes as they happen. To see up-to-date information, be sure to have the American app open. Visit aa.com/iphone to learn more. New routes and AAdvantage bonus miles. We’re introducing new nonstop service to a number of exciting international destinations. Travel nonstop between Dallas/Fort Worth and Seoul, South Korea; Dallas/Fort Worth and Lima, Peru; Chicago O’Hare and Düsseldorf, Germany; and New York JFK and Dublin, Ireland. To celebrate these new routes we are offering AAdvantage bonus miles. With just one round trip you could earn enough miles to redeem for future travel. To learn more and register, visit aa.com/offers. See more of the U.S. with Alaska Airlines. Our enhanced codeshare relationship with Alaska Airlines offers you more choices for nonstop travel throughout the U.S., including nonstop service between the Bay Area and Hawaii. As always, you can earn AAdvantage elite qualifying miles, points and segments, and redeem AAdvantage miles, on Alaska Airlines flights while you discover new destinations. AAdvantage elite status members are also eligible for priority check-in and boarding, as well as waived baggage charges for two checked bags when traveling on Alaska Airlines.

Save on the rental. Spend on the fun.

Now through December 31, 2013, you can earn 500 bonus miles plus save up to 20% on global rentals of three or more days on all car classes at participating Avis locations.* Use coupon **MUAA098** and provide your AAdvantage number when making a reservation to earn your AAdvantage bonus miles, and mention **AWD K817100** to receive your discount.

Visit **avis.com/aaworldwide**.

* Terms and conditions apply. Valid through December 31, 2013. Participating locations in Africa, Asia, Australia, the Caribbean, Europe, Latin America, Mexico, the Middle East and New Zealand.

AVIS



Blooming with miles.

This year, Mother's Day is May 12. Spoil your mom with flowers, plants and gifts from FTD. Browse the unique collection and find beautiful ways to express your love and appreciation. And you can earn 30 bonus miles per dollar spent. Plus, AAdvantage elite members earn an additional 100 bonus miles.*

Order your Mother's Day flowers today. Visit **ftd.com/aadv500.**

* Exceptions apply. See site for details. Bonus mile offer expires May 14, 2013.

FTD



Earn 4x the miles, plus save up to 35% on all rentals.

Earn 4X the miles per $1 spent, plus save up to 35% when you rent any vehicle for one or more days in the U.S., Puerto Rico, Canada, Mexico, Belgium, Czech Republic, France, Germany, Italy, Korea, Luxembourg, Netherlands, Slovakia, Spain, Switzerland, and United Kingdom.*

To make a reservation, visit **hertz.com/AANewsletter** or call 800-654-2210. Have your AAdvantage number ready and use discount code **CDP# 217692** and **PC# 179421**.

* See site for details. Offer valid from April 1 through December 31, 2013.

Hertz.



A travel award is closer than you think.

Did you know that as a new Citi® / AAdvantage® cardmember, you can earn AAdvantage® bonus miles after qualifying purchases?* Cardmembers also receive a first checked bag free on domestic flights, 25% savings on inflight food and beverage purchases, and much more.*

This Citi® / AAdvantage® card offer is only valid for new applicants for a Citi® / AAdvantage® account by July 31, 2013 and excludes prior Citi® / AAdvantage® credit cardmembers and any other Citi® / AAdvantage® credit cards offered.*

See special Citi® / AAdvantage® insert for more details.

* This offer is subject to conditions and qualifications.

citi | American Airlines AAdvantage


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VISA


AAdvantage
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